SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. __)*

Genius Brands International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37229T103

(CUSIP Number)

Gregory Payne

9401 Wilshire Boulevard, Suite 608

Beverly Hills, California 90212

(310) 273 - 4202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons A Squared Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 297,218,237
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 297,218,237
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,218,237
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.2%
14	Type of Reporting Person (see instructions) HC

1	Names of Reporting Persons Andrew A. Heyward
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 297,218,237 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 297,218,237 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,218,237 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.2%
14	Type of Reporting Person (see instructions) IN, HC

(1)	Mr. Heyward owns such shares indirectly by virtue of being a member, co-manager with his wife Amy Moynihan Heyward, and controlling person of A Squared Holdings, LLC, a California limited liability company (“ASH”). Ms Heyward has given Mr. Heyward her irrevocable proxy with respect to the shares owned by ASH and therefore, he has sole voting and dispositive power over such shares, but otherwise disclaims beneficial interest thereof except to the extent of his pecuniary interest therein.

1	Names of Reporting Persons Amy Moynihan Heyward
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 297,218,237 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 297,218,237 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,218,237 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.2%
14	Type of Reporting Person (see instructions) IN, HC

(1)	Ms Heyward owns such shares indirectly by virtue of being a member, co-manager with her husband Andrew A. Heyward, and controlling person of ASH. Ms Heyward has given Mr. Heyward her irrevocable proxy with respect to shares held by ASH. As a co-managing member of ASH, she retains shared voting and dispositive power over such shares, but otherwise disclaims beneficial interest thereof except to the extent of her pecuniary interest therein.

CUSIP No. 37229T103

Item 1. Security and Issuer

The class of securities to which this Schedule 13D relates is the common stock, $0.001 par value per share, (the “Common Stock”) of Genius Brands International, Inc., a Nevada corporation (the “Issuer”). Issuer’s principal executive office is located at 9401 Wilshire Boulevard, Suite 608, Beverly Hills, CA 90212.

Item 2. Identity and Background

This statement is being filed by the following persons (the “Reporting Persons”):

(a)	A Squared Holdings, LLC, a California limited liability company (“ASH”), of which Mr. Heyward and Ms Heyward are members, co-managers and controlling persons. The principal business address of ASH is 9401 Wilshire Boulevard, Suite 608, Beverly Hills, CA 90212.

(b)	Andrew A. Heyward is chief executive officer of Issuer. He is a member, co-manager with Amy Moynihan Heyward his wife, and controlling person of ASH. His business address is 9401 Wilshire Boulevard, Suite 608, Beverly Hills, CA 90212.

(c)	Amy Moynihan Heyward is president of Issuer. She is a member, co-manager with Andrew A. Heyward her husband, and controlling persons of ASH. The business address of Ms Heyward is 9401 Wilshire Boulevard, Suite 608, Beverly Hills, CA 90212.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	ASH is a California limited liability company. Mr. Heyward and Ms Heyward are citizens of the United States.

Although this Schedule 13D is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 of the Act or otherwise.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

(a) This Schedule 13D is being filed to report the acquisition of securities of the Issuer in a merger (“Merger”), pursuant to an Agreement and Plan of Reorganization (the “Merger Agreement”), entered into by and among Issuer and its wholly-owned subsidiary A2E Acquisition, LLC, a Delaware limited liability company (“A2E”), and ASH and its wholly-owned subsidiary A Squared Entertainment, LLC, a Delaware limited liability company (ASE”). Upon closing of the transactions contemplated under the Merger Agreement, which occurred concurrently with entering into the Merger Agreement, A2E merged with and into ASE, as the surviving entity, and ASE became a wholly-owned subsidiary of Issuer.

(b) Upon closing of the Merger, all issued and outstanding membership interests of ASE were cancelled and ASH received 297,218,237 shares (the “Shares”) of Issuer’s Common Stock. As a result of the Merger, ASH owns 50.2% of the issued and outstanding Common Stock of Issuer. As members, co-managers and controlling persons of ASH, Mr. Heyward and Ms Heyward each indirectly beneficially owns 297,218,237 Shares, or 50.2% of the issued and outstanding Common Stock of Issuer. Mr. Heyward holds an irrevocable proxy from Ms Heyward and therefore, has sole voting and dispositive power over Shares held by ASH. As a co-managing member of ASH, Ms Heyward with her husband Mr. Heyward has shared voting and dispositive power over Shares held by ASH. As co-managing members of ASH, Mr. Heyward and Ms Heyward each disclaims beneficial ownership of such Shares except to the extent of his or her pecuniary interest therein.

(c) Upon effectiveness of the Merger (i) Klaus Moeller resigned as Issuer’s chief executive officer, (ii) Larry Balaban resigned as Issuer’s corporate secretary, (iii) Mr. Heyward was appointed chief executive officer of Issuer, (iv) Ms Heyward was appointed president of Issuer, and (v) Gregory Payne was appointed secretary of Issuer. Mr. Moeller remains a director of Issuer.

(d) Effective upon Issuer meeting its information requirements under the Securities Exchange Act of 1934, as amended, Michael Meader, Larry Balaban, Howard Balaban, and Saul Hyatt will resign as directors of Issuer, and Andrew Heyward, Amy Moynihan Heyward, Gray Davis, William McDonough, Jeffrey M. Weiss, Lynne A. Segall, and Bernard R. Cahill II will be appointed to the board of directors (the “Board”). Mr. Heyward will be the chairman of the Board.

On November 15, 2013, the Board approved an amendment to Issuer’s articles of incorporation, as amended, to classify the Board into two classes. Upon approval by the stockholders, 25% of the Board will be elected annually and 75% of the Board will be elected every three years.

(e) Each Reporting Person executed a lockup agreement with Issuer pursuant to which the Shares may not be sold or transferred for a period of time beginning on the closing date of the Merger and ending 90 days after the effective date of Issuer’s registration statement to be filed pursuant to the terms of a Financing Registration Rights Agreement (the “Agreement”) entered into by and among Issuer and certain Investors (defined in the Agreement), in a related private placement transaction.

(f) Not applicable.

(g) On November 15, 2013, the Board approved an amendment to Issuer’s articles of incorporation, as amended, to classify the Board into two classes. Upon approval by the stockholders, 25% of the Board will be elected annually and 75% of the Board will be elected every three years.

Also, on November 15, 2013, the Board amended Issuer’s bylaws in order to opt out of Section 78.378 through Section 78.3793, inclusive, of the Nevada Revised Statutes. The complete text of the amendment is filed as Exhibit 3.1 to Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2013.

Item 5. Interest in Securities of the Issuer

(a) As reported in its Form 10-Q for the quarter ended September 30, 2014, filed on November 14, 2013, Issuer had an aggregate of 99,715,566 shares of Common Stock issued and outstanding as of November 14, 2013.

Concurrently with the Merger, a total of 194,935,902 shares were issued in certain related transactions. In the Merger, ASH acquired 297,218,237 Shares of Common Stock. At the closing of the related transactions and the Merger, Issuer’s shares of Common Stock issued and outstanding totaled 591,869,705 shares of which ASH holds 50.2%. As members, co-managers and controlling persons of ASH, Mr. Heyward and Ms Heyward indirectly beneficially own such Shares, or 50.2% of the issued and outstanding Common Stock of Issuer.

(b) ASH has sole voting and dispositive power over its Shares. As a co-managing member of ASH with her husband Mr. Heyward, Ms Heyward shares voting and dispositive power over the Shares. Mr. Heyward holds an irrevocable proxy from Ms Heyward and has sole voting and dispositive power over Shares held by ASH. Each otherwise disclaims beneficial ownership of such Shares except to the extent of his or her pecuniary interest therein.

(c) Except as described in this Schedule 13D, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each Reporting Person executed a lockup agreement with Issuer pursuant to which the Shares may not be sold or transferred for a period of time beginning on the closing date of the Merger and ending 90 days after the effective date of Issuer’s registration statement to be filed pursuant to the terms of a Financing Registration Rights Agreement (the “Agreement”) entered into by and among Issuer and certain Investors (defined in the Agreement), in a related private placement transaction.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2013

A Squared Holdings, LLC

/s/ Andrew A. Heyward
Andrew A. Heyward, Co-manager

/s/ Amy Moynihan Heyward
Amy Moynihan Heyward, Co-manager

/s/ Andrew A. Heyward
Andrew A. Heyward

/s/ Amy Moynihan Heyward
Amy Moynihan Heyward